

March 30, 2011

Via Facsimile
Ms. Judy Bruner
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

      Re: **SanDisk Corporation**
               Form 10-K for the Fiscal Year Ended January 2, 2011
               Filed February 23, 2011
               File No. 000-26734

Dear Ms. Bruner:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

1.   Tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the remittance of undistributed earnings of foreign subsidiaries. In this regard, tell us how you considered disclosing the amount of cash and investments that are currently held by your foreign subsidiaries as well as the impact of remitting the associated undistributed earnings. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

2.   Please clarify what the $41.5 million non-cash outflow related to impairments, restructuring and other represents for the year ended January 2, 2011.

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, Sales Returns and Allowances and Sales Incentive Programs, page F-8

3.   We note your disclosure that for distributors and retailers where agreements allow for price protection and/or rights of return, revenue is recognized when the product is sold to the end customer or the rights of return expire. Please tell us how often your distributors or retailers notify you of its inventory utilization and clarify whether revenue is recognized based on the actual period the inventory is utilized or the period when the distributor or retailer notifies you.

Variable Interest Entities, page F-10

4.   We note on page F-52 your conclusion that you are not the primary beneficiary of the Flash Ventures. Please tell us how you considered the disclosure requirements in ASC 810-10-50-5A(a) and (c). In this regard, please describe the specific methodology used to determine whether you are the primary beneficiary and the significant judgments and assumptions used in your analysis.

Note 8 – Compensation and Benefits

Stock Options and SARs, page F-34

5.   We note that you combine the activity and balances of stock options and stock appreciation rights in a single table. Please tell us how you considered providing separate tables for these instruments since they typically have different characteristics. Refer to ASC 718-10-50-2(g).

Note 10 – Income Taxes, page F-39

6.   We note your disclosure that you have $195.4 million of cumulative unremitted earnings on certain of your foreign subsidiaries as of January 2, 2011 and that no provision has been made for U.S. income taxes or foreign withholding taxes. Please tell us the amount of your unrecognized deferred liability related to these earnings and how you considered including this quantitative disclosure in your filing. Refer to ASC 740-30-50-2c.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime G. John, Staff Accountant at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief